

02 JUN 11 AM 11: 10

Direct tel: +44 (0) 208 967 4108
Direct fax: +44 (0) 208 967 1334
E-mail: Judith.George@tnsofres.com

6th June 2002

Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff
CF4 3UZ



02034764

82-4668

SUPPL

Dear Sir/Madam

Appointment as Secretary forms 288a

Company Name	Company Number	Secretary
Professional Perspectives Limited	629357	Paul Wright
Taylor Nelson AGB Limited	3510405	Paul Wright

Please find the attached forms 288a in respect of the above named companies.

Please acknowledge safe receipt by date stamping and returning the enclosed duplicate of this letter in the enclosed stamped address envelope.

Yours faithfully

PROCESSED

JUN 1 3 2002

THOMSON
FINANCIAL

Judith George

Encl.   SAE & forms 288a

cc: Securities and Exchange Commission, Filing Desk - Division of Corporation Finance
       Office of International Corporate Finance, 450 Fifth Street N.W. Washington DC 20549, United States
       of America **(BY DHL)**

       Zafar Aziz, Bank of New York (London) 020 7964 6028
       Robert Goad, Bank of New York (USA) 001 646 885 3043

Taylor Nelson Sofres plc
Westgate, London W5 1UA
Tel: +44 (0) 20 8967 0007 Fax: +44 (0) 20 8967 4060
Internet : http://www.tnsofres.com

Registered in England No. 912624



288a

APPOINTMENT of director or secretary
(NOT for resignation (use Form 288b) or change
of particulars (use Form 288c))

Please complete in typescript,
or in bold black capitals.

CHWP000

Company Number | 629357

Company Name in full | PROFESSIONAL PERSPECTIVES LIMITED

	Day	Month	Year		Day	Month	Year
Date of appointment	3 0	1 1	2 0 0 1	†Date of Birth	0 2	1 2	1 9 5 7

Appointment form

Appointment as director [ ]   as secretary [✔]   *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

Notes on completion appear on reverse.

NAME | *Style / Title | Mr | *Honours etc |

Forename(s) | Paul Simon Kent

Surname | Wright

Previous Forename(s) | | Previous Surname(s) |

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985

†† Usual residential address | 29 Turney Road

[ ] Post town | Dulwich | Postcode | SE21 7JA

County / Region | London | Country | England

†Nationality | British | †Business occupation | Head of Legal

†Other directorships (additional space overleaf) |

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature | PSK Wright | Date | 06.06.02

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed | [signature] | Date | 06.06.02

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Judith George, Taylor Nelson Sofres plc, Westgate,London, W5 1UA

Tel 020 8967 0007

DX number | DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
for companies registered in England and Wales   **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland   **DX 235 Edinburgh**

Form April 2002

Company Number 835544

† Directors only.

†Other directorships 3965470, 3965472,

3968944, 3986121,

3965469, 4049251

NOTES
Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
 - for a married woman, the name by which she was known before marriage need not be given.
 - for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.
Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
 - dormant
 - a parent company which wholly owned the company making the return, or
 - another wholly owned subsidiary of the same parent company.


288a

Please complete in typescript, or in bold black capitals.

CHWP000

APPOINTMENT of director or secretary
(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 3510405

Company Name in full Taylor Nelson AGB Limited

	Day	Month	Year			Day	Month	Year
Date of appointment	3 0	1 1	2 0 0 1	†Date of Birth		0 2	1 2	1 9 5 7

Appointment form

Notes on completion appear on reverse.

Appointment as director [ ]   as secretary [✔]   Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME

*Style / Title Mr   *Honours etc

Forename(s) Paul Simon Kent

Surname Wright

Previous Forename(s) [ ]   Previous Surname(s) [ ]

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985

†† **Usual residential address** 29 Turney Road

[ ]   Post town Dulwich   Postcode SE21 7JA

County / Region London   Country England

†Nationality British   †Business occupation Head of Legal

†Other directorships (additional space overleaf) [ ]

I consent to act as ** director / secretary of the above named company

Consent signature PSK Wright   Date 06.06.02

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature]   Date 06.06.02

(**director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Judith George, Taylor Nelson Sofres plc Westgate, London, W5 1UA

Tel 020 8967 0007

DX number   DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

Form April 2002

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
for companies registered in England and Wales   **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland   **DX 235 Edinburgh**

Company Number | 4049251

† Directors only.

†Other directorships

835544 Opinion Research Limite
3965470, 3965472
3968944 TNS Delta
3986121 TNS Epsilon
3965469 TNS Gamma/4177804 Zet

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
 - for a married woman, the name by which she was known before marriage need not be given.
 - for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
 - dormant
 - a parent company which wholly owned the company making the return, or
 - another wholly owned subsidiary of the same parent company.